October 4, 2021

VIA EDGAR

Yoon Y. Choo
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:  FORUM FUNDS
MAI Managed Volatility Fund (the “Fund”)
(File Nos. 811-03023 and 002-67052)

Dear Ms. Choo:

On September 24, 2021, Forum Funds (“Registrant”) filed a preliminary proxy statement on Schedule 14A (“Proxy Statement”) with the U.S. Securities and Exchange Commission (the “SEC”). Below is a summary of the comments provided by the SEC staff (“Staff”) via telephone on Thursday, September 30, 2021, and the Registrant’s responses to the comments. Terms not defined herein have the same meaning as in the Proxy Statement.

COMMENTS TO THE PRELIMINARY PROXY STATEMENT

Comment 1: In future proxy filings, please include a facing sheet and transmittal letter and clearly mark the materials as “preliminary copies.”

Response: Registrant will include a facing sheet and transmittal letter with future proxy filings and will clearly mark preliminary proxy materials as “preliminary copies.”

Comment 2: In the Notice of Special Meeting of Shareholders, please consider removing the numbering preceding the text “To transact such other business as may properly come before the Special Meeting or any adjournment thereof” to clarify that it is not a separate proposal in the Proxy Statement.

Response: Registrant has updated the Notice of Special Meeting of Shareholders consistent with the Staff’s comment.

Comment 3: In the Notice of Special Meeting of Shareholders, please specify with clarity the date on which the strategic transaction closed by removing “or about” from the clause “On or about September 30…”

Response: Registrant has updated the disclosure consistent with the Staff’s comment.

Comment 4: In the section entitled “Information to Help You Understand and Vote on the Proposal,” please correct the voting standard under the Investment Company Act of 1940, as amended (“1940 Act”) to clarify that the affirmative vote of the lesser of “(a) 67% of the outstanding voting securities of the Fund present at the Special Meeting, if more than 50% of the securities are present or represented by proxy, OR (b) more than 50% of the outstanding voting securities of the Fund” (emphasis added).

Response: Registrant has revised the disclosure to consistently state throughout the Proxy Statement that the requirement is an affirmative vote of the lesser of (a) or (b), as opposed to the lesser of (a) and (b).

Comment 5: In the section entitled “Information to Help You Understand and Vote on the Proposal,” please adjust the answer to the question “Who will pay the expenses associated with the Proxy Statement?” to make clear that the Adviser will bear those costs regardless of whether the Proposal is approved.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 6: In the section entitled “Information to Help You Understand and Vote on the Proposal,” if shareholders will require a legal proxy from their broker or bank to vote shares at the Special Meeting, please disclose this fact in response to the question “How do I vote my shares?”

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 7: Please revise the last sentence of the section entitled “Introduction” in the Proxy Statement to conform with the householding disclosure requirements of Item 23 of Schedule 14A.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 8: Please supplementally explain what the Fund means by a proxy that is “improperly marked or illegible” and why it is permissible to vote proxies that are “improperly marked or illegible” as a vote for the Proposal.

Response: Registrant has removed the language from the Proxy Statement.

Comment 9: The approval of an advisory agreement is a non-routine proposal, per NYSE Rule 452. If a beneficial owner does not give instructions to its broker as to how to vote on such proposal, the broker does not have discretionary authority to vote on the proposal, nor does the broker have the authority to deliver a proxy. Please revise the disclosure in light of the fact that broker non-votes should not be submitted in connection with the proposal and should not be counted for purposes of counting a quorum.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 10: The Registrant’s Trust Instrument appears to permit a matter to be decided by a majority of shares voted, rather than represented. Please consider revising the relevant language in the section entitled “Introduction” accordingly.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 11: At the end of the section entitled “Introduction,” please specify what AST Fund Solutions’ estimated costs relate to.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 12: In the section describing the New Agreement, please revise the description of the expense limitation agreement to include “after fee waiver and/or expense reimbursement.”

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 13: In the section entitled “Board Considerations,” please clarify what is meant by “historic performance as employees of the Adviser.”

Response: Registrant has removed the language from the Proxy Statement.

Comment 14: In the section entitled “Board Considerations,” please clarify in the sub-section entitled “Performance” who Strategic Insight, Inc. is and whether they are independent of the investment adviser.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 15:  With regard to the section entitled “Board Considerations” and, in particular, the sub-section entitled “Compensation,” please supplementally confirm that no additional disclosure is required under Item 22(c)(10) of Schedule 14A.

Response: Registrant confirms that the investment adviser does not act as such with respect to any other fund having a similar investment objective to that of the Fund and, as such, the disclosure required by Item 22(c)(10) of Schedule 14A is not required.

Comment 16:  In the section entitled “Board Considerations,” please clarify in the sub-section entitled “Compensation” what “actual advisory fee rates” and “actual total expense ratio” means.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 17:  In the section entitled “Other Legal Considerations under the 1940 Act,” please expressly state that there will be no unfair burden for the relevant two-year period. The Staff notes that the referenced waiver, on its own, does not satisfy that requirement.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 18:  In the section entitled “Other Legal Considerations under the 1940 Act,” please remove redundant references to the fee waiver and expense reimbursement arrangements for clarity.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 19:  In the section entitled “Other Legal Considerations under the 1940 Act,” please clarify the dates of the expense limitation agreements in place before and after the Transaction.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 20: In the section entitled “Information about MAI Capital Management, LLC,” please include the information required by Item 22(c)(2) and (3) and the instructions thereto, namely as that information relates to the parents of the investment adviser and basis of control of the investment adviser.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 21: In the section entitled “Other Matters,” please explain in the disclosure how Jessica Chase is an interested trustee of the Trust.

Response: Registrant has revised the disclosure consistent with the Staff’s comment.

Comment 22: On the proxy card, please revise to include instructions for voting by telephone. In addition, please include the word “shareholder(s)” after the word “undersigned” in the paragraph on page 1. Finally, if the proxies have discretionary authority, please ensure the sentence that reads, “The proxy will be voted in accordance with the proxy holders’ best judgment as to any other matters that may arise at the Special Meeting” is bolded.

Response: Registrant has revised the proxy card consistent with the Staff’s comment.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

/s/ Zachary R. Tackett
_________________________
Zachary R. Tackett
cc: Stacy L. Fuller, Esq.
 K&L Gates LLP